                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13d-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF DECEMBER 2001


                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)


                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  FORM 20-F [X]    FORM 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  YES [ ]      NO [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                A.C.L.N. LIMITED

                                QUARTERLY REPORT

                                     FOR THE

                                  THIRD QUARTER

                                      ENDED

                               SEPTEMBER 30, 2001

                                TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----

INTRODUCTION                                                                                 4

PART I - FINANCIAL INFORMATION                                                               5

  Item 1.  Financial Statements                                                              5

           Consolidated Balance Sheets as of September 30, 2001 and December 31, 2000        5

           Consolidated Statements of Income for the three and nine months
           periods ended September 30, 2001 and 2000                                         6

           Consolidated Statement of Shareholders Equity for the nine months ended
           September 30, 2001                                                                7

           Consolidated Statements of Cash Flows for the nine months periods
           ended September 30, 2001 and 2000                                                 8

           Notes to Consolidated Financial Statements                                        9

  Item 2.  Information about our company                                                    12

  Item 3.  Management's Discussion and Analysis of Financial Condition and Results
           of Operations                                                                    13

PART II -  OTHER INFORMATION                                                                19

  Item 1.  Legal Proceedings                                                                19

  Item 6.  Exhibits and Reports on Form 20-F and Form 6-K                                   19

                                  INTRODUCTION

         Unless the context indicates otherwise, all references to the "company", "we", "our" or "us" refer to A.C.L.N. Limited, a Cyprus corporation.

FORWARD-LOOKING STATEMENTS

         In addition to historical information, this quarterly report includes forward-looking statements. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are made only as of the date of this quarterly report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise.

         These forward-looking statements are identified by their use of terms and phrases "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in several sections of this quarterly report. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this quarterly report. Many of the factors that will determine these results, performance and achievements are beyond our control. These factors, among others, include:

         o the instability of the economies and governments of foreign countries in which our markets are located,

         o   availability of vessels for transportation to our markets,

         o   risks relating to owning and operating vessels,

         o   dependency upon key personnel, and

         o   our ability to secure adequate financing.

         The risks described above and in our other public filings with the Securities and Exchange Commission are not exhaustive. We operate in competitive environments. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all risks applicable to our business, nor can we assess the impact of all these risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

                                     PART I

                              FINANCIAL INFORMATION

         ITEM 1.  FINANCIAL STATEMENTS

         We have set forth below our unaudited consolidated financial statements, as of September 30, 2001 and for the three and nine month periods ended September 30, 2001 and September 30, 2000 presented in accordance with accounting principles generally accepted in the United States, which should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods appearing under Item 3 below.

                                A.C.L.N. LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                                          SEPTEMBER 30, 2001      DECEMBER 31, 2000
                                                                          ------------------      -----------------
ASSETS                                                                        (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..........................................        $117,587,888             $56,429,678
  Cash restricted as to withdrawal...................................                   -              11,291,751
  Accounts receivable................................................          56,815,348              56,228,462
  Deferred expenses..................................................             656,774                 440,044

FIXED ASSETS:
Advance for vessels' construction....................................          10,000,000              10,000,000
Sea vessels..........................................................           4,880,000               5,510,000
Furniture and fittings...............................................               4,117                   4,467
Deposits and other...................................................           1,664,906                   5,258
                                                                             ------------            ------------
                                                                             $191,609,033            $139,909,660
                                                                             ============            ============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals........................................          $6,008,757             $14,716,937
Amounts due to related parties.......................................              32,934                  33,445
Income taxes payable.................................................           7,874,222               5,107,144
                                                                             ------------            ------------
                                                                               13,915,913             $19,857,526
                                                                             ============            ============
COMMITMENTS

SHAREHOLDERS' EQUITY:
   Ordinary shares, stated value of CYP 0.01 each, authorized
    20,000,000 shares, 14,453,081 and 14,124,309 shares issued and outstanding as of September 30, 2001 and December 31, 2000,
    respectively.....................................................             255,686                 250,684
Paid-in capital......................................................          24,152,906              22,066,042
Retained earnings....................................................         153,216,019              97,668,071
Accumulated other comprehensive income...............................              68,509                  67,337
                                                                             ------------            ------------
Total Shareholders' Equity...........................................         177,693,120             120,052,134
                                                                             ============            ============
                                                                             $191,609,033            $139,909,660
                                                                             ============            ============

                                A.C.L.N. LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                   SEPTEMBER 30,
                                                            --------------------------     ---------------------------
                                                                2001           2000            2001            2000
                                                            -----------    -----------     ------------    -----------
SALES
Sales of automobiles..................................      $47,963,000    $22,760,000     $123,587,500    $62,870,000
Shipping revenues.....................................       49,422,174     27,634,180      115,877,746     55,873,348
                                                            -----------    -----------     ------------    -----------
TOTAL REVENUES........................................       97,385,174     50,304,180      239,465,246    118,743,348
                                                            -----------    -----------     ------------    -----------
COST OF SALES
Cost of automobiles...................................       33,621,800     15,808,000       86,064,800     43,888,000
Cost of shipping revenues.............................       36,621,403     20,203,599       88,813,647     38,297,621
                                                            -----------    -----------     ------------    -----------
TOTAL COST OF SALES...................................       70,243,203     36,011,599      174,878,447     82,185,621
                                                            -----------    -----------     ------------    -----------
         GROSS PROFIT.................................       27,141,971     14,292,581       64,586,799     36,557,727
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........        3,183,172      1,498,969        8,020,370      3,565,948
                                                            -----------    -----------     ------------    -----------
   INCOME FROM OPERATIONS.............................       23,958,799       12,793,612     56,566,429     32,991,779
                                                            -----------    -----------     ------------    -----------
OTHER INCOME (EXPENSE)
     Interest and other income........................          637,500        326,250        1,880,776        624,375
                                                            -----------    -----------     ------------    -----------
INCOME BEFORE INCOME TAXES............................       24,596,299     13,119,862       58,452,205     33,616,154
INCOME TAXES..........................................          522,366        644,571        2,904,257      1,683,172
                                                            -----------    -----------     ------------    -----------
NET INCOME............................................       24,073,933     12,475,291       55,547,948     31,932,982
OTHER COMPREHENSIVE INCOME, NET OF TAXES:
     FOREIGN CURRENCY TRANSLATION ADJUSTMENT..........          (37,330)         5,848            1,172         10,378
                                                            -----------    -----------     ------------    -----------
COMPREHENSIVE INCOME..................................      $24,036,603    $12,481,139     $ 55,549,120    $31,943,360
                                                            ===========    ===========     ============    ===========
NET INCOME PER SHARE - BASIC..........................      $      1.67    $      0.89     $       3.90    $      2.29
                                                            ===========    ===========     ============    ===========
NET INCOME PER SHARE - DILUTED........................      $      1.62    $      0.85     $       3.78    $      2.20
                                                            ===========    ===========     ============    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC...........       14,387,910     14,074,358       14,258,533     13,916,543
                                                            ===========    ===========     ============    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED.........       14,894,993     14,696,966       14,697,405     14,510,090
                                                            ===========    ===========     ============    ===========

                                A.C.L.N. LIMITED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                   (UNAUDITED)


                                         CAPITAL STOCK
                                     ----------------------                                    CUMULATIVE
                                                                 PAID-IN        RETAINED      TRANSLATION
                                       NUMBER       AMOUNT       CAPITAL        EARNINGS       ADJUSTMENT        TOTAL
                                       ------       ------       -------        --------       ----------        -----
Balance December 31, 2000..........  14,124,309    $250,684    $22,066,042    $ 97,668,071       $67,337      $120,052,134
Net income.........................           -           -              -    $ 55,547,948             -      $ 55,547,948
Exercise of options and warrants...     328,772       5,002      2,035,114               -             -         2,040,116
Stock options issued for services..           -           -         51,570               -             -            51,570
Cumulative translation adjustment..           -           -              -               -         1,172             1,172
                                     ==========    ========    ===========    ============       =======      ============
Balance September 30, 2001.........  14,453,081    $255,686    $24,152,906    $153,216,019       $68,509      $177,693,120
                                     ==========    ========    ===========    ============       =======      ============

                                A.C.L.N. LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                                                      NINE MONTHS ENDED
                                                                                         SEPTEMBER 30,
                                                                                 ----------------------------
                                                                                    2001             2000
                                                                                 ----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................................      $55,547,948      $31,932,982
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation...........................................................          630,784          120,756
    Stock issued for services..............................................           51,750           14,375
    Changes in assets and liabilities:
       Cash restricted as to withdrawal....................................       11,291,751       44,569,295
       Accounts receivable.................................................         (585,663)     (33,690,307)
       Deferred expenses...................................................         (216,730)        (167,050)
       Accounts payable and accruals.......................................       (8,708,180)       2,734,087
       Amounts due to related parties......................................             (511)          (4,525)
       Income taxes payable................................................        2,767,078        1,511,459
                                                                                ------------      -----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES.........................       59,118,528       47,021,072
                                                                                ------------      -----------
CASH FLOWS FROM INVESTING  ACTIVITIES
       Payment of advance for vessel construction .........................                -      (10,000,000)
                                                                                ------------      -----------
       Purchase of fixed assets ...........................................             (434)      (6,000,000)
                                                                                ------------      -----------
     Purchase of investment in joint venture ..........................           (1,659,729)               -
                                                                                ------------      -----------
         NET CASH USED IN INVESTING ACTIVITIES.............................       (1,660,163)     (16,000,000)
                                                                                ------------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
       Exercise of options and warrants....................................        2,040,116          437,260
                                                                                ------------      -----------
        NET CASH PROVIDED BY FINANCING ACTIVITIES..........................        2,040,116          437,260
                                                                                ------------      -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS..................................       61,158,210       31,458,332
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............................       56,429,678       13,944,855
                                                                                ------------      -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................................     $117,587,888      $45,403,187
                                                                                ============      ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid........................................................     $    100,045      $    76,967
  Interest paid............................................................     $          -      $         -
  Interest received........................................................     $  1,880,500      $   624,375
                                                                                ============      ===========

                                A.C.L.N. LIMITED

                          NOTES TO FINANCIAL STATEMENTS
        (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2001 AND THE THREE AND
           NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 IS UNAUDITED)

1.       INCEPTION AND PRINCIPAL ACTIVITIES

         A.C.L.N. Limited was incorporated on February 16, 1993 in Cyprus as Hemswell Holdings Co. Limited and later changed its name to A.C.L.N. Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de Navigation S.A.M., a Monaco company, as well as its subsidiaries. The principal activity of the resulting group is providing pre-owned automobile and truck logistics services between Europe and Africa and, since the first quarter of 2000, purchasing new automobiles on a wholesale basis and selling them in Africa.

2.       SIGNIFICANT ACCOUNTING POLICIES

         UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         In the opinion of the Company's management, the consolidated balance sheet as of September 30, 2001, the consolidated statements of income for the three and nine months ended September 30, 2001 and 2000, the consolidated statements of cash flows for the nine months ended September 30, 2001 and 2000, and the consolidated statement of shareholders' equity for the nine months ended September 30, 2001 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results for any other period. These financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 2000.

         BASIS OF PRESENTATION

         The accompanying consolidated financial statements include the accounts of A.C.L.N. Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation S.A.M. (collectively, the "Company"). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

         REVENUE RECOGNITION

         The Company provides logistics services from ports in Europe to destinations in Africa for pre-owned automobiles and trucks, and purchases new automobiles on a wholesale basis, which it sells in Africa.

         In the logistics business, port agents in Europe collect the Company's shipping fees at the time the pre-owned automobiles and trucks are delivered to the port agent for shipping to ports in Africa. Once the Company has performed all its logistics services and the cars are delivered to their owners in Africa through the Company's African port agent, the Company records the revenues and the related accounts receivable. The accounts receivable are extinguished once the Company receives the shipping fees from the European port agent.

         In the wholesale automobile sales business, the Company purchases new automobiles from manufacturers, through third-party intermediaries, against orders from purchasers. The automobiles are transported from the manufacturers to Africa, usually by an unrelated third party. Upon arrival, in most instances, the Company in cooperation with its African port agents sells the automobiles to the purchasers who placed the orders. In those instances where purchasers do not take delivery of the cars they ordered, the Company, through its African port agents, sells these cars to other purchasers. All of these sales are recorded at the time the new automobiles are delivered to the port agent in Africa. Since the Company purchases the new automobiles and then sells them in cooperation with its African port agents to the purchasers, the recorded revenues include the purchase price of such new automobiles.

         CONCENTRATIONS OF CREDIT RISK

         The Company's credit risk with respect to the accounts receivable in its logistics business has historically been very low, as the Company's fees are collected by its European port agents prior to its rendering services, and the Company has been doing business with the same port agents for significant periods of time and without significant losses in the past.

         The Company's credit risk with respect to the accounts receivable arising as a result of sales of new automobiles has also been low to date. This is due to the fact that the Company's African port agents collect 25% of the purchase price of each new automobile when the order is placed, and the remainder of the purchase price is collected before the cars are delivered to the purchasers.

         As a result of the above, the Company believes that making an allowance for doubtful accounts receivable is not necessary.

         CASH RESTRICTED AS TO WITHDRAWAL

         Prior to 2000, the Company used the "freight collect" system in its logistics business. Under the freight collect system, the Company provided logistics services and its fees were collected on its behalf by shipping agents in the port of destination in Africa prior to the release of the automobile or truck to the customer. The African shipping agents deposited the proceeds for the benefit of the Company with the local central banking system. These amounts were classified as Cash Restricted as to Withdrawal in the Company's balance sheet. The funds were transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. The Company is no longer using the freight collect system and does not expect to have any Cash Restricted as to Withdrawal on its balance sheet following September 30, 2001. Cash Restricted as to Withdrawal deposited with central banks on behalf of the Company by country is as follows:

                              SEPTEMBER 30,      DECEMBER 31,
COUNTRY                           2001              2000
-------
Tunisia...................      $     -          $11,291,811
                                -------          -----------
   Total:.................      $     -          $11,291,811
                                =======          ===========


         SEGMENTAL REPORTING

         The Company has two reportable segments: (1) operation of logistics services for the transport of pre-owned automobiles and trucks, and (2) wholesale purchasing and selling of new automobiles. Information with respect to each segment for the three and nine months ended September 30, 2001 and 2000 is as follows:

                                                                    LOGISTICS          WHOLESALE
THREE MONTHS ENDED SEPTEMBER 30, 2001                                SERVICES       AUTOMOBILE SALES       TOTAL
                                                                      (US$)              (US$)             (US$)
                                                                    ----------         ----------        ----------
Total revenues..............................................        49,422,174         47,963,000        97,385,174
                                                                    ==========         ==========       ===========
Gross profit................................................        12,800,771         14,341,200        27,141,971
Operating expenses..........................................        (1,615,434)        (1,657,738)       (3,183,172)
Other Income................................................           323,526            313,974           637,500
                                                                    ----------         ----------       -----------
Pre-tax Income..............................................        11,508,863         13,087,436        24,596,299
                                                                    ==========         ==========       ===========
Total assets................................................        98,921,968         92,687,065       191,609,033
                                                                    ==========         ==========       ===========

                                                                    LOGISTICS          WHOLESALE
NINE MONTHS ENDED SEPTEMBER 30, 2001                                 SERVICES       AUTOMOBILE SALES       TOTAL
                                                                      (US$)              (US$)             (US$)
                                                                   -----------        -----------       -----------
Total revenues..............................................       115,877,746        123,587,500       239,465,246
                                                                   ===========        ===========       ===========
Gross profit................................................        27,064,099         37,522,700        65,586,799
Operating expenses..........................................        (3,881,074)        (4,139,296)       (8,020,370)
Other Income................................................           912,531            973,245         1,885,776
                                                                   -----------        -----------       -----------
Pre-tax Income..............................................        24,095,376         34,356,649        58,452,205
                                                                   ===========        ===========       ===========
Total assets................................................        98,921,968         92,687,065       191,609,033
                                                                   ===========        ===========       ===========


                                                                    LOGISTICS          WHOLESALE
THREE MONTHS ENDED SEPTEMBER 30, 2000                                SERVICES       AUTOMOBILE SALES       TOTAL
                                                                      (US$)              (US$)             (US$)
                                                                   -----------        -----------       -----------
Total revenues..............................................        27,634,180         22,670,000        50,304,180
                                                                   ===========        ===========       ===========
Gross profit................................................         7,430,581          6,682,000        14,292,581
Operating expenses..........................................          (823,446)          (675,523)       (1,498,969)
Other Income................................................           179,223            147,027           326,250
                                                                   -----------        -----------       -----------
Pre-tax Income..............................................         6,786,358          6,333,504        13,119,862
                                                                   ===========        ===========       ===========
Total assets................................................        95,474,790         21,410,000       116,884,790
                                                                   ===========        ===========       ===========


                                                                    LOGISTICS          WHOLESALE
NINE MONTHS ENDED SEPTEMBER 30, 2000                                 SERVICES       AUTOMOBILE SALES       TOTAL
                                                                      (US$)              (US$)             (US$)
                                                                   -----------        -----------       -----------
Total revenues..............................................        55,873,348         67,870,000       118,743,348
                                                                   ===========        ===========       ===========
Gross profit................................................        17,575,727         18,982,000        36,557,727
Operating expenses..........................................        (1,678,007)        (1,887,941)       (3,565,948)
Other Income................................................           293,793            330,582           624,375
                                                                   -----------        -----------       -----------
Pre-tax Income..............................................        16,191,513         17,424,641        33,616,154
                                                                   ===========        ===========       ===========
Total assets................................................        95,272,790         21,410,000       116,884,790
                                                                   ===========        ===========       ===========


3.       INVESTMENT

         In September 2001, the Company purchased for $1.65 million a 40% equity interest of Eastern Car Carriers II KS, a Norwegian partnership, which owns a vessel used in the Company's logistics business from time to time.

4.       SUBSEQUENT EVENTS

         In October 2001, the Company cancelled its agreement with a Malaysian shipyard relating to the construction of additional vessels. The Company received back $2.5 million of its $10 million deposit previously made under the agreement. The remainder of the deposit will be written off by the Company in the fourth quarter of 2001 as a one time expense.

ITEM 2.  INFORMATION ABOUT OUR COMPANY

         We are an independent logistics provider and wholesale automobile dealer operating primarily between Europe and North and West Africa. We were founded in 1978 and we currently operate in two business segments:

         o door-to-door logistics services for pre-owned automobiles and trucks to purchasers from four ports in large established markets in Northern Europe to 15 ports located in 13 countries in North and West Africa, and

         o  wholesale new automobile purchases with sales in Africa.

         In October 2001, we commenced providing logistics services from two additional ports in Northern Europe: Cuxhaven in Germany and Sheerness in the United Kingdom. In addition, we are planning to increase the number of vessels we own or have interest in. We cannot, however, give you any assurances that we will be successful in purchasing vessels or in obtaining financing on terms that are acceptable to us or at all.


OUR MARKETS

         We believe that Africa and other developing countries remain attractive and underserved markets for new and pre-owned cars, and that there is a large and increasing demand for full-service car logistics providers in these markets. The availability of cars is limited in North and West Africa due to the lack of significant car manufacturing and import restrictions, and other factors.

         We believe that several long-term economic and social trends in Africa have contributed to past economic growth and the subsequent growth in demand for consumer durable goods, including automobiles. Many of these trends combine to enhance the attractiveness of these markets to us, including:

         o  rising per capita GDP,

         o  low passenger car penetration rates,

         o  increasing participation in the global economy,

         o  reduced tariffs and import restrictions, and

         o  increasing investment in transportation infrastructure.

         We believe that, since 1995, the median African economy has sustained considerable economic growth, while markets have been opened, currencies realigned, tariffs reduced and price controls abolished in some of the African countries where we operate.

OUR LOGISTICS SERVICES

         When a purchaser of a pre-owned car or truck wishes to ship such vehicle to West or North Africa from any one of the ports in Northern Europe where we do business, the details of the logistics services to be rendered are agreed with the relevant port agent and shipping fees are paid. Then we, or a third party, arrange for the transport of the vehicle to the port of embarkation and we arrange for the processing and required customs clearance and issue a bill of lading to the customer. The issued bill of lading evidences acceptance of the vehicle by us and is accompanied by an invoice documenting the shipping fee. Stevedores contracted by our shipping agents load the vehicles onto a vessel. If we do not use the Sea Atef, our own 2,850 car capacity vessel, or use our exclusive right to book excess capacity on the vessels of Hyudai Merchant Marine Co., Ltd., we charter cargo space and are billed for it and processing costs at the time these services are rendered to us by third parties. Agents engaged by us process the vehicles at the ports of destination in Africa before they are picked up by, or delivered to, their individual purchasers.

         We had made a $10 million deposit to a Malaysian shipyard in connection with a proposed construction of two vessels. In October 2001 we determined that we would not proceed with this arrangement. This decision was made because we determined that vessels with 2,400 car capacity were no longer a desirable investment in light of changes in the market since the agreement with the shipyard was made in 2000. We received $2.5 million, the refundable portion of our deposit previously made under the agreement. The remainder of the deposit will be written off by us in the fourth quarter of 2001 as a one time expense.

         We recently purchased a 40% interest in a Norwegian joint venture that owns a ship used in our logistics business from time to time.

         During the first nine months of 2001, we shipped approximately 165,000 cars, for a total of approximately $116 million in shipping revenues. As of September 30, 2001, our ports of origination are:

         o  Antwerp in Belgium
         o  Amsterdam in The Netherlands
         o  Hamburg and Bremerhaven in Germany

         Our operating strategy in the logistics business is to maximize the flexibility of our operations and to focus on limiting fixed costs.

         We seek to achieve these goals as follows: first, we charter vessels on the spot market and pay for these transactions in U.S. dollars when demand for our logistics services exceeds space available on the Sea Atef. Second, in November 1999 we entered into a three-year agreement with Hyundai Merchant Marine Co., Ltd., whereby we were granted an exclusive right to book excess capacity of its vessels traveling to North and West Africa for our shipment of used cars and trucks, subject to Hyundai's right to withdraw from this business or change the destinations of its vessels. The rates payable by us to Hyundai under this agreement depend in part on the quantity of vehicles we ship. Third, we negotiate advantageous rates with operators of ships which brought goods to Europe from Africa and would otherwise return empty to Africa. Lastly, at our ports of destination we outsource our work to qualified, local port and customs agents, rather than hiring personnel directly.

OUR WHOLESALE BUSINESS

         In the first quarter of 2000, we expanded our operations and started acquiring cars on a wholesale basis for resale to purchasers in the markets served by our logistics business in North and West Africa. Except in limited circumstances, we purchase cars against orders from individual purchasers. Once 25% of the purchase price is paid to our port agent in Africa, the purchaser or the dealer arranges for shipment to a port of destination convenient to the purchaser's country of residence. The remaining 75% of the purchase price of the car is paid to our port agents in Africa prior to delivery of the cars.

         During the first nine months of 2001, we sold approximately 17,000 cars, for a total of approximately $124 million in sales. In February 2001, we entered into an agreement to purchase 31,683 new cars from an automobile manufacturer at a significant discount to the retail value of such cars, and at September 30, 2001, we have sold or received orders for all of the cars covered under this agreement and approximately 17,419 cars have been delivered as of September 30, 2001, as our deliveries are made in equal monthly installments. We intend to negotiate a similar, new agreement for the wholesale purchase of new cars.

         In building our wholesale automobile business, we have expanded our existing relationships with our port agents and we have also identified other customers. We believe we are able to sell automobiles made by any manufacturer through our network of port agents in North and West Africa. We intend to utilize this ability to become a leading seller of new cars in North and West Africa. By providing a "brand-independent" wholesale distribution network and a logistics business in North and West Africa, we believe that we can compete successfully against other automobile logistics providers or other automobile wholesalers in Africa.

ITEM 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

         We are an independent logistics provider operating primarily between Europe and North and West Africa and a wholesale automobile dealer. Since we were founded in 1978, we have been primarily in the business of shipment of used personal cars from Antwerp, Belgium to several countries in Africa, and we have expanded the number of ports on both continents significantly during the last decade. Shipments of personal vehicles purchased through independent dealers were almost exclusively on a "freight collect" basis until the end of 1999. "Freight collect" is a term used by us to describe our practice of requiring payment of all shipping fees upon delivery of the vehicle at the purchaser's port of destination. Commencing in 2000, we started discontinuing our freight collect service by changing our payment terms to require prepayment of all of our fees.

         In the first quarter of 2000, we also expanded our operations to acquire cars on a wholesale basis for resale to purchasers in Africa. We require payment of the purchase price of the car by the purchaser to our African port agent prior to delivery.

         Our logistics business is subject to certain seasonal fluctuations and the busiest months of the year are typically from May until September. Our least busy months are typically from October until April. This seasonality is directly related to the seasonal fluctuations in the used automobile markets near our ports of origination in Belgium, Germany and The Netherlands. We expect to encounter seasonality in our new ports of Cuxhaven and Sheerness as well. Our wholesale new car business is not affected by seasonal fluctuations, as we ship approximately the same number of automobiles each month.

         The following discussion of our operations and financial condition should be read in conjunction with our unaudited consolidated financial statements and the notes thereto included elsewhere in this quarterly report.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

         The following table sets forth, for the periods indicated, certain line items from our statement of operations as a percentage of our total revenues:

                                            NINE MONTHS ENDED SEPTEMBER 30,
                                      -----------------------------------------
                                           2000 (%)                 2001 (%)
                                      ------------------      -----------------
Total revenues.......................       100                      100
Cost of sales........................      69.2                     73.0
Gross profit.........................      30.8                     27.0
Selling, general and administrative..       3.0                      3.3
Income from operations...............      27.8                     23.7
Interest income......................       0.5                      0.8
Income before income taxes...........      28.3                     24.5
Income taxes.........................       1.4                      1.2
Net income...........................      26.9                     23.3


         TOTAL REVENUES. Total revenues increased by approximately $120,722,000, or 101.7%, to approximately $239,465,000 for the nine months ended September 30, 2001, as compared to approximately $118,743,000 for the nine months ended September 30, 2000.

         Shipping revenues from our logistics business increased by 107.4% to approximately $115,878,000 for the nine months ended September 30, 2001, as compared to approximately $55,873,000 for the nine months period ended September 30, 2000. The increase in shipping revenues was attributable to an increase in the number of cars and trucks we shipped as part of our logistics business in the 2001 period, as compared to the 2000 period. We believe that the increase in the number of cars and trucks we shipped was attributable to increased demand for cars and related shipping logistics services in the African markets we serve.

         Sales of automobiles increased by 96.6% to $123,587,000 for the nine months ended September 30, 2001, as compared to $62,870,000 for the nine months ended September 30, 2000. The increase in the sales of automobiles was due to a significant increase in the number of automobiles sold in our wholesale automobile business in the 2001 period, as compared to the 2000 period. We believe this resulted from increased demand for automobiles in our markets, as well as our ability to secure the agreement to purchase, and subsequently sell, a total number of

31,683 new cars during the first nine months of 2001, which is described in more detail under "Item 2. Information about our company - Our wholesale business."

         TOTAL COST OF SALES. Total cost of sales for the nine months ended September 30, 2001 was approximately $174,879,000, representing 73.0% of total revenues during such period, as compared to approximately $82,185,000, representing 69.2% of total revenues, during the nine months ended September 30, 2000.

         Cost of shipping revenues from the logistics business for the nine months ended September 30, 2001 was approximately $88,814,000, representing 76.6% of shipping revenues, as compared to approximately $38,298,000, representing 68.5% of shipping revenues for the nine months ended September 30, 2000. The increase in cost of shipping revenues as a percentage of shipping revenues was attributable to two reasons. First, the discontinuation of our "freight collect" business where our shipping revenue per car was higher than in our current business model. Second, we generated a greater percentage of sales of automobiles to West Africa -- where we generally derive less revenue per each car shipped to West African ports -- than in North Africa during the nine months period ended September 30, 2001, as compared to the same period in 2000. The trend in the division of our business between West Africa and North Africa is that we are seeing more demand for our services, and thus do increasingly more business, in our West African markets. We believe that this trend will continue through the end of 2001.

         Cost of sales of automobiles for the nine months ended September 30, 2001 was approximately $86,065,000, representing 69.6% of sales of automobiles, as compared to approximately $43,888,000, representing 69.8% of sales of automobiles for the nine months ended September 30, 2000. The increase in cost of sales of automobiles is attributable to the change in the mix of the types of automobiles, each with its own profitability characteristics, which we purchased and sold in the 2001 period, as compared to the 2000 period. We believe that this variation in the mix of automobiles we sell is a trend that will continue through the end of 2001.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately $4,454,000, or 124.9%, to approximately $8,020,000 during the nine months ended September 30, 2001, as compared to approximately $3,566,000 for the nine months ended September 30, 2000, and increased as a percentage of total revenues from 3.0% for the nine months ended September 30, 2000, to 3.3% for the nine months ended September 30, 2001.

         The increase in selling, general and administrative expenses is primarily the result of additional office expenses and other costs related to the expansion of our business, which was also the reason for the increase in such expenses as a percentage of sales.

         NET INCOME. Net income increased by approximately $23,574,000, or 71.5%, to approximately $56,566,000 for the nine months ended September 30, 2001, as compared to approximately $32,992,000 for the nine months ended September 30, 2000.

         Net income as a percentage of total revenues decreased to 23.6% for the nine months ended September 30, 2001, as compared to 27.8% of total revenues for the nine months ended September 30, 2000. This decrease is due to an increase in the percentage of our business to West Africa where we derive lower revenue per car, as compared to the corresponding period of 2000, when our business was more concentrated in North Africa, a region where we generally achieve higher revenues per car.

         The provision for income taxes of approximately $2,904,000 for the nine months ended September 30, 2001, as compared to approximately $1,683,000 for the nine months ended September 30, 2000, reflecting rates of 1.2% and 1.4%, respectively, did not have a material impact on the increase in income between these two periods.

         THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

         The following table sets forth, for the periods indicated, certain line items from our statement of operations as a percentage of our total revenues:

                                           THREE MONTHS ENDED SEPTEMBER 30,
                                      -----------------------------------------
                                           2000 (%)                  2001 (%)
                                      ------------------      -----------------
Total revenues.......................       100                       100
Cost of sales........................      71.6                      72.1
Gross profit.........................      28.4                      27.9
Selling, general and administrative..       3.0                       3.3
Income from operations...............      25.4                      24.6
Interest income......................       0.6                       0.7
Income before income taxes...........      26.1                      25.3
Income taxes.........................       1.3                       0.5
Net income...........................      24.8                      24.8


         TOTAL REVENUES. Total revenues increased by approximately $47,081,000, or 93.6%, to approximately $97,385,000 for the three months ended September 30, 2001, as compared to approximately $50,304,000 for the three months ended September 30, 2000.

         Shipping revenues from our logistics business increased by 78.8% to approximately $49,422,000 for the three months ended September 30, 2001, as compared to approximately $27,634,000 for the three months period ended September 30, 2000. The increase in shipping revenues was attributable to an increase in the number of cars and trucks we shipped as part of our logistics business in the 2001 period, as compared to the 2000 period. We believe that the increase in the number of cars and trucks we shipped was attributable to increased demand for cars and related shipping logistics services in the African markets we serve.

         Sales of automobiles increased by 111.6% to approximately $47,963,000 for the three months ended September 30, 2001, as compared to approximately $22,670,000 for the three months ended September 30, 2000. The increase in the sales of automobiles was due to a significant increase in the number of automobiles sold in our wholesale automobile business in the 2001 period, as compared to the 2000 period. We believe this is attributable to an increased demand for cars and related shipping logistics services in the African markets we serve.

         TOTAL COST OF SALES. Total cost of sales for the three months ended September 30, 2001 was approximately $70,243,000, representing 72.1% of total revenues during such period, as compared to approximately $36,011,000, representing 71.6% of total revenues, during the three months ended September 30, 2000.

         Cost of shipping revenues from the logistics business for the three months ended September 30, 2001 was approximately $36,621,000, representing 74.1% of such shipping revenues, as compared to approximately $20,203,000, representing 73.1% of the shipping revenues for the three months ended September 30, 2000. The increase in the cost of sales is primarily attributable to two reasons. First, our shipping revenues increased, as described above. Second, we generated a greater percentage of sales of automobiles to West Africa -- where we generally derive less revenue per car -- than in North Africa during the three months period ended September 30, 2001, as compared to the same period in 2000. The trend in the division of our business between West Africa and North Africa is that we are seeing more demand for our services, and thus do increasingly more business, in our West African markets. We believe that this trend will continue through the end of 2001.

         Cost of sales of automobiles for the three months ended September 30, 2001 was approximately $33,622,000, representing 70.1% of sales of automobiles, as compared to approximately $15,808,000, representing 69.7% of sales of automobiles for the three months ended September 30, 2000. This increase in cost of sales of automobiles is attributable to the change in the mix of the types of automobiles, each with its own profitability characteristics, which we purchased and resold in the 2001 period, as compared to the 2000 period. We believe that this variation in the mix of automobiles we sell is a trend that will continue through the end of 2001.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately $1,684,000, or 112.3%, to approximately $3,183,000 during the three months ended September 30, 2001, as compared to approximately $1,499,000 for the three months ended September 30, 2000, and increased as a percentage of total revenues from 3.0% for the three months ended September 30, 2000, to 3.3% for the three months ended September 30, 2001.

         The increase in selling, general and administrative expenses is primarily the result of additional office expenses and other costs related to the expansion of our business, which was also the reason for the increase in such expenses as a percentage of sales.

         NET INCOME. Net income increased by approximately $11,165,000, or 87.3%, to approximately $23,959,000 for the three months ended September 30, 2001, as compared to approximately $12,794,000 for the three months ended September 30, 2000.

         Net income as a percentage of total revenues decreased to 24.6% of total revenues for the three months ended September 30, 2001, as compared to 25.4% of total revenues for the three months ended September 30, 2000.

         The provision for income taxes was approximately $522,000 for the three months ended September 30, 2001, as compared to $645,000 for the three months ended September 30, 2000, reflecting rates of 0.5% and 1.3%, respectively. The reason for the decrease in the provision of taxes during the three months ended September 2001 was the fact that an overprovision of taxes took place during the previous quarter, which was corrected during the current period.

LIQUIDITY AND CAPITAL RESOURCES

         We had working capital of approximately $124,390,000 at December 31, 2000 and approximately $159,938,000 at September 30, 2001, an increase of 28.6%.

         For the nine months ended September 30, 2001, net cash provided by operating activities was approximately $59,118,528 and net income was approximately $55,548,000, as compared to approximately $47,021,000 and $31,933,000 for the same period in 2000. The primary changes in our operating activities from December 31, 2000 to September 30, 2001 were:

            o a decrease in cash restricted as to withdrawal of approximately $11,292,000, or 100.0%, to zero as of September 30, 2001, as compared to approximately $11,292,000 as of December 31, 2000; and

            o an increase in income taxes payable of approximately $2,767,000 or 254.2% to approximately $7,874,000 as of September 30, 2001, as compared to approximately $5,107,000 as of December 31, 2000.

  These primary changes were offset in part by:

            o an increase in accounts receivable of approximately $586,000, or 1.0%, to approximately $56,815,000 as of September 30, 2001, as compared to approximately $56,229,000 as of December 31, 2000;

            o an increase in deferred expenses of approximately $217,000 to approximately $657,000 as of September 30, 2001, as compared to approximately $440,000 as of December 31, 2000; and

            o a decrease in accounts payable of approximately $8,708,000, or 140.8%, to approximately $6,009,000 as of September 30, 2001, as compared to approximately $14,717,000 as of December 31, 2000.

         CAPITAL REQUIREMENTS

         We have terminated our agreement to build two new vessels but we continue to pursue potential acquisitions of vessels either for use in our logistics business or to be chartered by third parties. If we acquire any vessels, we may fund the purchase with cash on hand, loans, issuances of equity or debt securities or any combination of financing methods. However, we cannot assure you that the acquisition of vessels and any related financing will be consummated or that, if consummated, the terms of the financing will be favorable to us.

         We expect that cash derived from our operations will be sufficient to meet operating and other capital requirements for at least 24 months.

         FINANCING ACTIVITIES

         For the nine month period ended September 30, 2001, net cash provided by financing activities was approximately $2,040,000, comprised primarily of the net proceeds from the exercise of warrants and stock options.

RECENT ACCOUNTING PRONOUNCEMENTS

         During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date by us of January 1, 2000. During the second quarter of 1999, the FASB postponed the adoption date of SFAS No. 133 until January 1, 2001. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The adoption of this statement did not have a significant impact on our results of operations, financial position or cash flows.

         In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that we reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of these standards is not expected to have a material effect on our financial statements.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. The adoption of this standard is not expected to have a material effect on our financial statements.

                                     PART II
                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         We are currently not aware of any material legal proceedings involving our company. However, we may, from time to time, participate in legal proceedings in the ordinary course of our business. We do not believe that these proceedings will have a material adverse effect on our financial results.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 20-F AND FORM 6-K

(a)      Exhibits.

         None.

(b)      Reports on Form 20-F.

         None.

(c)      Reports on Form 6-K.

         We filed reports on Form 6-K during the three months ended September 30, 2001 on the following dates: July 3, three reports on July 25, August 8, two reports on August 30, and three reports on September 21.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                A.C.L.N. LIMITED



Date: December 10, 2001                         By: /s/ Joseph J.H. Bisschops
                                                   ----------------------------
                                                   Name: Joseph J.H. Bisschops
                                                   Title: Chairman of the Board